Away Days Brewing LLC
Profit and Loss Standard
January through August 2023

	Jan - Aug '23
Ordinary Income/Expense	
Income	
Bar Sales	88,841.56
Discounts & Comps	
Employee Meals & Discou...	-108.00
Guest Recovery	-186.25
Marketing	-382.20
Member Discounts	-10.10
Discounts & Comps - Other	-32.85
Total Discounts & Comps	-719.40
Events	3,633.51
Food Sales	2,369.96
Membership	6,369.00
Merchandise Sales	11,763.00
Packaged Beer Sales	1,779.40
Wholesale Revenue	160,991.60
Total Income	275,028.63
Cost of Goods Sold	
Bar Purchases	2,463.06
Brewing Purchases	41,992.56
Food Purchases	2,769.50
Marketing Purchases	775.41
Merch Purchases	1,754.96
Merchant Account Fees	4,227.03
Packaging Supplies	24,507.55
Total COGS	78,490.07
Gross Profit	196,538.56
Expense	
Advertising and Promotion	2,324.49
Automobile Expenses	3,722.40
Bank Service Charges	69.84
Business Licenses and Permits	1,936.23
Computer and Internet Expe...	652.77
Dues and Subscriptions	3,516.84

Away Days Brewing LLC
Profit and Loss Standard
January through August 2023

	Jan - Aug '23
Equipment Rental	804.90
Insurance Expense	13,148.41
Meals and Entertainment	885.86
Office Supplies	901.05
Payroll Expenses	
Health Insurance	5,245.46
Administrative	38,650.19
Brewing Labor	38,935.12
Delivery Labor	1,179.60
Front of House	3,019.20
Payroll Fees	592.20
Payroll Taxes	10,700.98
Total Payroll Expenses	98,322.75
Postage and Delivery	93.62
Professional Fees	2,029.34
Rent Expense	38,387.00
Repairs and Maintenance	3,652.78
Restaurant Supplies	630.08
Sponsorship	300.00
Taxes	
Alcohol & Tobacco Tax	1,618.86
Privilege	1,258.59
Taxes - Other	381.97
Total Taxes	3,259.42
Travel	559.11
Utilities	16,257.10
Total Expense	191,453.99
Net Ordinary Income	5,084.57
Net Income	5,084.57

Away Days Brewing LLC
Balance Sheet Standard
As of August 31, 2023

	Aug 31, '23
ASSETS	
Current Assets	
Checking/Savings	
Cash Holding	4,514.35
Checking 7252	24,396.60
Credit Card Holding	3,994.59
Total Checking/Savings	32,905.54
Total Current Assets	32,905.54
Fixed Assets	
Auto Purchase	12,354.56
Furniture and Equipment	26,053.17
Leasehold Improvements	111,167.25
Total Fixed Assets	149,574.98
Other Assets	
Accumulated Amortization	-8,500.00
Prepaid Rents	6,000.00
Purchase of Business	85,000.00
Security Deposit Rental	3,936.00
Total Other Assets	86,436.00
TOTAL ASSETS	268,916.52
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amex CC - 1001	2,541.38
Total Credit Cards	2,541.38
Other Current Liabilities	
Note Payable	20,000.00
Payroll Liabilities	-5,495.83
Total Other Current Liabili...	14,504.17

Away Days Brewing LLC
Balance Sheet Standard
As of August 31, 2023

	Aug 31, '23
Total Current Liabilities	17,045.55
Long Term Liabilities	
Cash Tips Paid Out	-97,578.63
Employee Tips Received	101,163.72
Total Long Term Liabilities	3,585.09
Total Liabilities	20,630.64
Equity	
Owner's Equity	384,413.76
PPP Forgiven	13,574.00
Retained Earnings	-154,951.45
Net Income	5,084.57
Total Equity	248,120.88
TOTAL LIABILITIES & EQUITY	268,751.52

Away Days Brewing LLC
Statement Of Cash Flows
January through August 2023

	Jan - Aug '23
OPERATING ACTIVITIES	
Net Income	5,084.57
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Amex CC - 1001	2,541.38
Payroll Liabilities	-5,495.83
Net cash provided by Operating Acti...	2,130.12
INVESTING ACTIVITIES	
Auto Purchase	-1,867.92
Prepaid Rents	-6,000.00
Net cash provided by Investing Activi...	-7,867.92
FINANCING ACTIVITIES	
Cash Tips Paid Out	-14,688.67
Employee Tips Received	18,081.84
Owner's Equity:Contributions	16,500.00
Owner's Equity:Draws	-1,822.00
Owner's Equity:Toffee Club	1,397.70
Net cash provided by Financing Activ...	19,468.87
Net cash increase for period	13,731.07
Cash at beginning of period	19,174.47
Cash at end of period	32,905.54